09042429

n.a. 9/14

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65388 67783

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/1/08 (MM/DD/YY) AND ENDING 6/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
OptionVue Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Technology Way, Suite 125
(No. and Street)

Libertyville	Illinois	60048
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Seigel (847) 816-6610
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name)*

5918 W. Courtyard Drive Suite 400	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

AUG 31 2009

Washington, DC
122

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
9/24

OATH OR AFFIRMATION

I, Ken Seigel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OptionVue Securities Corp., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPTIONVUE SECURITIES CORPORATION
(A Development Stage Company)
Index to Financial Statements and Supplemental Schedule
June 30, 2009

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
OptionVue Securities Corporation:

We have audited the accompanying statement of financial condition of OptionVue Securities Corporation (A Development Stage Company) as of June 30, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended June 30, 2009, and the period from October 26, 2006 (Inception) to June 30, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OptionVue Securities Corporation (A Development Stage Company) as of June 30, 2009, and the results of its operations and its cash flows for the year then ended and the period from Inception to June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accumulated deficit during the developmental stage for the period from Inception to June 30, 2009 is $747,397.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
August 28, 2009

5918 W. Courtyard Dr., Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Devlopment Stage Company)
Statement of Financial Condition
June 30, 2009

Assets		
Cash and cash equivalents	$	35,696
FINRA receivable		2,000
Other assets		2,489
Total assets	$	40,185
Liabilities and stockholder's equity		
Liabilities		
Accrued payroll expenses	$	35,582
Total liabilities		35,582
Stockholder's equity		
Common stock, voting, 1,000,000 shares authorized, 241,000 shares issued and outstanding		20,000
Additional paid-in capital		732,000
Retained earnings (Deficit accumulated during the development stage)		(747,397)
Total stockholder's equity		4,603
Total liabilities and stockholder's equity	$	40,185

See notes to financial statements and independent auditors' report.

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Development Stage Company)
Statements of Operations
For the Year Ended June 30, 2009, and the Period
from October 26, 2006 (Inception) to June 30, 2009

	Year Ended June 30, 2009	Inception to June 30, 2009
Revenues		
Interest	$ 229	$ 1,566
Total revenues	229	1,566
Expenses		
Payroll and benefits	453,565	641,087
Management fees	12,000	32,000
Professional fees	26,201	47,401
Registration fees	19,946	19,946
Insurance	647	1,880
Other expenses	3,003	6,649
Total expenses	515,362	748,963
Net loss	$ (515,133)	$ (747,397)

See notes to financial statements and independent auditors' report.

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Development Stage Company)
Statements of Changes in Stockholder's Equity
For the Year Ended June 30, 2009, and the Period
from October 26, 2006 (Inception) to June 30, 2009

	Common Stock	Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total
Balances at October 26, 2006	$ -	$ -	$ -	$ -
Sale of stock	20,000	-	-	20,000
Capital contributions	-	130,000	-	130,000
Net loss	-	-	(82,567)	(82,567)
Balances at July 1, 2007	20,000	130,000	(82,567)	67,433
Capital contributions	-	90,000	-	90,000
Net loss	-	-	(149,697)	(149,697)
Balances at July 1, 2008	20,000	220,000	(232,264)	7,736
Capital contributions	-	512,000	-	512,000
Net loss	-	-	(515,133)	(515,133)
Balances at June 30, 2009	$ 20,000	$ 732,000	$ (747,397)	$ 4,603

See notes to financial statements and independent auditors' report.

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Development Stage Company)
Statements of Cash Flows
For the Year Ended June 30, 2009, and the Period
from October 26, 2006 (Inception) to June 30, 2009

	Year Ended June 30, 2009	Inception to June 30, 2009
Cash flows from operating activities:		
Net loss	$ (515,133)	$ (747,397)
Adjustments to reconcile net income to net cash used in operating activities:		
Change in assets and liabilities		
Other assets and FINRA Receivable	(4,489)	(4,489)
Accrued expenses and other liabilities	12,960	35,582
Net cash used in operating activities	(506,662)	(716,304)
Cash flows from financing activities:		
Capital stock	-	20,000
Contribution of capital	480,000	732,000
Net cash provided by financing activities	480,000	752,000
Net increase in cash and cash equivalents	(26,662)	35,696
Cash and cash equivalents at beginning of period	30,358	-
Cash and cash equivalents at end of period	$ 35,696	$ 35,696

Supplemental disclosures of cash flow information:

Interest paid	-	-
Income taxes paid	-	-

Other noncash disclosures:

The Company's parent, OptionVue, Inc., contributed the amounts payable for accumulated management fees at June 30, 2009 aggregating $32,000.

See notes to financial statements and independent auditors' report.

Note 1 - Organization and Operation

OptionVue Securities Corporation (Company) was incorporated in the State of Illinois on October 26, 2006 and became a registered broker/dealer with the Securities and Exchange Commission (SEC) in May 2009 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of OptionVue, Inc. ("Parent"). The Company operates under the provisions of paragraph K (2) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that rule. The company's customers will consist of individuals located throughout the United States of America.

The Company's activities from October 26, 2009 (Inception) through June 30, 2009, primarily consisted of establishing its facilities, recruiting personnel, developing business activities, financial planning, and raising capital. Accordingly, the Company is considered a development stage enterprise for accounting purposes.

The Company has entered into a clearing agreement with a clearing broker-dealer as well as a secondary clearing agreement. The agreements have an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2009, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 2 - Significant Accounting Policies

Basis of Accounting - These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash Equivalents - The Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Financial instruments and credit risk - Financial instruments that potentially subject the Company to credit risk include cash. The Company's cash balances did not exceed federally insured limits at June 30, 2009.

Fair Value of Financial Instruments – The Company's financial instruments consist principally of cash, other assets, accounts payable and accrued expenses. The Company has estimated fair value of financial instruments in accordance with requirements of Statement of Financial Accounting Standards No. 107, *"Disclosures about Fair Value of Financial Instruments."* The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The Company believes all of the financial instruments' recorded values approximate current market values.

Note 2 - Significant Accounting Policies (continued)

Recent Accounting Pronouncements - In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for assets and liabilities measured at fair value. SFAS 157 applies to existing accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. The Company adopted the effective portions of SFAS 157 beginning on July 1, 2008, and it did not have a material impact to its financial statements.

In February 2008, FASB issued FASB Staff Position ("FSP") 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"), which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. The Company adopted the effective portions of FSP 157-2 and it did not have a material impact on its results of operations, financial condition, and cash flows.

In October 2008, the FASB issued FSP No. FAS 157-3 "*Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active*" ("FSP FAS 157-3"), which clarifies the application of SFAS 157 in a market that is not active. Additional guidance is provided regarding how the reporting entity's own assumptions should be considered when relevant observable inputs do not exist, how available observable inputs in a market that is not active should be considered when measuring fair value, and how the use of market quotes should be considered when assessing the relevance of inputs available to measure fair value. FSP FAS 157-3 became effective immediately upon issuance. Its adoption did not have a material effect on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The Company adopted SFAS 159 beginning January 1, 2008; however it did not elect the fair value option for any financial assets or liabilities.

Income Taxes - The Company files a consolidated income tax return with its Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to the Parent. Future benefits with respect to loss carry-forwards that are expected to expire unused are offset by a valuation allowance.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2009, the Company had net capital in deficit of minimum requirements and net capital requirements of $(2,886) and $5,000. The Company's net capital ratio was 16.83 to 1 at June 30, 2009. The Company was not in compliance with both the minimum capital requirement and net capital ratio as of June 30, 2009. No assessment of net capital requirement has been made on other dates within the year using the same methods at year-end. Additionally, no adjustments have been made to the financial statements to reflect any fines, fees or other assessments as a result of this lack of compliance. Subsequent to June 30, 2009, the Parent contributed capital of $150,000 to the Company.

Note 4 - Equity

In October 2006, the Parent invested $20,000 for 100,000 shares of the Company and is the sole shareholder of the Company. The Parent has contributed capital to the Company of $55,000, $75,000, $90,000 and $512,000 in fiscal years 2006, 2007, 2008 and 2009, respectively. During the year ended June 30, 2009, $32,000 of the contributed capital was in the form of receivables for accrued management fees.

Note 5 - Income Taxes

The income tax expense for the year ended June 30, 2009 differs from the amount computed by applying the U.S. Federal income tax rate of 15% primarily due to an increase in the valuation allowance related to deferred tax assets.

Deferred tax assets		**2009**	**Inception through June 30, 2009**
Net operating loss carryforward	$	(77,000)	(112,000)
Valuation allowance		77,000	112,000
Total deferred tax assets	$	-	-

At June 30, 2009, the Company has net operating loss carry forwards of approximately $747,000 for U.S. Federal tax purposes, which will begin to expire in 2027 if not utilized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely the Company will not realize the benefits of these deductible differences.

Note 6 - Related Party

There is a management service agreement between OptionVue Systems International Inc. (OVSI) and the Company. Under the agreement, OVSI provides administrative services for invoicing, collecting, bookkeeping and related services. Such services are performed by such appropriately qualified and experienced personnel as OVSI may designate. OVSI also provides the Company with office space, electricity, telephone service, computers, internet access and other typical office facilities and services as the Company may require. The Company was allocated costs of $12,000 for these services by OVSI in 2009.

Note 7 - Subsequent Event

Subsequent to June 30, 2009, the Parent contributed $150,000 to the Company. Subsequent events have been evaluated through August 28, 2009.

Schedule I

OPTIONVUE SECURITIES CORPORATION

Computation of Net Capital and Aggregate Indebtedness

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2009

Total stockholder's equity qualified for net capital	$	4,603
Deductions and/or charges		
Non-allowable assets:		
Other assets		2,489
Total deductions and/or charges		2,489
Net capital before haircuts on securities		2,114
Haircuts on securities		-
Net capital		2,114
Aggregate indebtedness		
Accured expense and other liabilities		35,582
Total aggregate indebtedness		35,582
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Net capital in deficit of minimum requirement		(2,886)
Ratio of aggregate indebtedness to net capital		16.83 to 1
Reconciliation with company's computation (included in part II of Form X-17A-5 as of June 30, 2009)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		36,352
Non-allowable credits:		
Accrued payroll expenses		(34,238)
Allowable debits:		
Other assets		2,489
Net capital per above	$	4,603

See notes to financial statements and independent auditors' report.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder of
OptionVue Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of OptionVue Securities Corporation (A Development Stage Company) (the Company), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 W. Courtyard Dr., Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended June 30, 2009. The Company was not in compliance with both the minimum capital requirement and net capital ratio as of June 30, 2009. No assessment of net capital requirement has been made on other dates within the year using the same methods at year-end.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, with the exception of the above paragraph, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

August 28, 2009
Austin, Texas

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

OPTIONVUE SECURITIES CORPORATION
(A Development Stage Company)

Financial Statements
June 30, 2009

(With Independent Auditors' Report Thereon)